02041192

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

SEC MAIL RECEIVED JUN 26 2002

## Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.]

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOSEPHINE GOMM

(Registrant)

Date 25 June 2002 By /S/ Josephine Gomm

(Signature) *

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

H:\SConway-Lusted\Precedents\Statutory - US\Form 6K cover conformed jO.doc

CR6K

London Stock Exchange

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No 102892

All relevant boxes should be completed in block capital letters

| | |
|---|---|
| 1 Name of company<br><br>SPIRENT plc | 2 *Name of shareholder having a major interest*<br><br>CGNU plc |
| 3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18<br><br>SHAREHOLDER IN 2 ABOVE | 4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them<br><br>SHAREHOLDER IN 2 ABOVE |

| | | | |
|---|---|---|---|
| 5 Number of shares/ amount of stock acquired<br><br>2,500,000 | 6 Percentage of Issued Class<br><br>0.27% | 7 Number of shares/amount of stock disposed | 8 Percentage of Issued Class |

| | | |
|---|---|---|
| 9 Class of security<br><br>ORDINARY SHARES OF 3 $^{1}/_{3}$ p EACH | 10 Date of transaction<br><br>20 June 2002 | 11 Date company informed<br><br>24 June 2002 |
| 12 Total holding following this notification<br><br>39,144,660 | 13 Total percentage holding of issued class following this notification<br><br>4.19% | |

| | |
|---|---|
| 14 Any additional information<br><br>NOTIFICATION IN ACCORDANCE WITH S. 198-202 COMPANIES ACT THAT A SHAREHOLDER HAS A NOTIFIABLE INTEREST | 15 Name of contact and telephone number for queries<br><br>J E GOMM – 01293 767656 |
| 16 Name and signature of authorised company official responsible for making this notification<br><br>Date of notification 24 June 2002 | J E GOMM – ASSISTANT COMPANY SECRETARY |

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquries: Continuing Obligations: Telephone: 020 7797 3850/1639/1972/3150